

17016562

MMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52299

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/12/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wynston Hill Capital LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Wynston Hill Capital LLC 488 Madison Ave
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael S. Segal (212) 521-1905
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lerner & Sipkin CPA's, LLP
(Name – *if individual, state last, first, middle name*)

132 Nassau St. #1023	New York	NY	10038
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Michael S. Segal, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wynston Hill Capital LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature 03/13/17

CEO - President

Title

Notary Public


NATE E LAGOY
Notary Public - State of New York
NO. 01LA6336543
Qualified in New York County
My Commission Expires Feb 8, 2020

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WYNSTON HILL CAPITAL, LLC
(A Limited Liability Company)

DECEMBER 31, 2016

TABLE OF CONTENTS

Independent Auditors' Report



LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074

Jay Lerner, C.P.A.
jlerner@lernersipkin.com

Joseph G. Sipkin, C.P.A.
jsipkin@lernersipkin.com

INDEPENDENT AUDITORS' REPORT

To the Members of
Wynston Hill Capital, LLC
488 Madison Avenue – 23rd Floor
New York, NY 10022

We have audited the accompanying statement of financial condition of Wynston Hill Capital, LLC (the Company) as of December 31, 2016. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

We conducted our audit in accordance with the standards of Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Wynston Hill Capital, LLC as of December 31, 2016 in conformity with accounting principles generally accepted in the United States.

Lerner & Sipkin CPAs LLP
Lerner & Sipkin CPAs, LLP
Certified Public Accountants (NY)

New York, NY
March 7, 2017

WYNSTON HILL CAPITAL, LLC
(A Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS	
Cash and cash equivalents	$ 8,439
Due from clearing firm	53,927
Prepaid expenses	9,091
Rent deposit	2,000
Total assets	$ 73,457

LIABILITIES AND MEMBERS' EQUITY	
Liabilities:	
Accounts payable and accrued expenses	$ 31,603
Due to affiliates	400
Total liabilities	32,003
Members' equity	41,455
Total liabilities and members' equity	$ 73,457

The accompanying notes are an integral part of this statement

WYNSTON HILL CAPITAL, LLC
(A Limited Liability Company)
OTHER INFORMATION
DECEMBER 31, 2016

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

Wynston Hill Capital, LLC, a Delaware limited liability company (the "Company") is a broker/dealer in securities registered with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority ("FINRA").

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Commission, and accordingly is exempt from the remaining provisions of that rule.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue recognition
The Company recognizes revenue from placement fees upon completion of the private placement offering and advisory fees, over the life of the underlying agreement, at the time work is performed and services are rendered. Commission income and related expense are recorded on a trade date basis. There is no material difference between settlement date and trade date.

Concentration of risk
The Company maintains cash in bank accounts which are non-interest bearing. As of January 1, 2013, interest bearing and non-interest bearing accounts are insured by the FDIC up to $250,000 per financial institution. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes
As a wholly-owned limited liability company, the Company is not subject to Federal, state or local income taxes. All items of income, expense, gains and losses are reportable by the member for tax purposes. The Company is considered to be a disregarded entity and is thus not subject to Federal, state and local income taxes and does not file income tax returns in any jurisdiction. The Company has no unrecognized tax benefits at December 31, 2016.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Uncertain tax positions

The Company adopted the provisions of the Financial Accounting Standards Board's ("FASB") Accounting Standards Codification No. 740 ("ASC 740") Subtopic 05 "Accounting for Uncertainty in Income Taxes." As a result of the implementation, the Company was not required to recognize any amounts from uncertain tax positions.

The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. Generally, federal, state and local authorities may examine the Company's tax returns for three years from the date of filing; consequently, the respective tax returns for years prior to 2013 are no longer subject to examination by tax authorities.

3. COMMITMENTS AND CONTINGENCIES

Lease

The Company office space is rented on a month to month basis subsequent to having a lease for the same premises which expired August 31, 2015. The Company has maintained this arrangement for its office space through 2016. Rent expenses for the year ended December 31, 2016 were $30,000.

4. CLEARANCE AGREEMENT

The Company has maintained an agreement with another broker (clearing broker) to execute and clear, on a fully disclosed basis, customer and proprietary accounts of the Company. As part of the agreement, the clearing broker executes orders, settles contracts and transactions in securities, and engages in all cashiering functions, including the receipt, delivery, and transfer of securities purchased, sold, borrowed or loaned and the receipt and distribution of interest and principal payments. As of December 31, 2016, the balance was $53,927.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital requirements of Rule 15c3-1 of the Securities and Exchange Act, as amended, which requires the Company to maintain, at all times, sufficient liquid assets to cover indebtedness. In accordance with the Rule, the Company is required to maintain defined minimum net capital of the greater of $5,000 or 6 2/3% of aggregate indebtedness.

5. NET CAPITAL REQUIREMENTS *(continued)*

At December 31, 2016, the Company had net capital, as defined, of $30,364, which exceeded the required minimum net capital of $5,000 by $25,364. Aggregate indebtedness at December 31, 2016 totaled $32,003. The Company's percentage of aggregate indebtedness to net capital was 105.4%.

6. SUBSEQUENT EVENTS

Management of the Company has evaluated events and transactions that may have occurred since December 31, 2016 and determined that there are no material events that would require disclosures in the Company's financial statements.